November 4, 2005

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY THQ INC. PURSUANT TO 17 C.F.R. 200.83

THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE.  ASTERISKS HEREIN DENOTE SUCH OMISSIONS.

VIA FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THQ Inc. (“THQ” or the “Company”)
Form 10-K for the fiscal year ended March 31, 2005
File No. 000-18813

Dear Ms. Collins:

This letter sets forth additional responses of THQ Inc. to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our Form 10-K for the fiscal year ended March 31, 2005 (the “10-K”), as contained in your letter dated September 15, 2005.

THQ initially responded to the Staff’s comments by letter dated October 13, 2005, and in such response, indicated that we would provide additional information with respect to our capitalized software development costs and prepaid licenses no later than November 4, 2005.  Below you will find our additional response to your comment #5 as well as our previous response to comment #5 for your convenience.

We understand that the purpose of your review is to assist us in clarifying the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 10-K.

THQ has requested confidential treatment of a portion of this response pursuant to 17 C.F.R. 200.83.  Pursuant to such rule, we hereby provide the following information to the Staff:

Company seeking confidential treatment:  THQ Inc.

Contact person:                                                         Sheryl Kinlaw, Corporate and Securities Counsel

                                                                                                                                                (818) 871-8542 (t)

                                                                                                                                                (818) 871-8742 (f)

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Software Development, page 62

Comment:

5.  We note you amortize capitalized software costs at the higher of the contractual rate based on actual net product sales or an effective rate based on total projected revenue.  Tell us how your amortization policy complies with paragraph 8 of SFAS 86.  Also, provide a breakdown of your capitalized software development costs by product at each balance sheet date; tell us the original amount of such costs, the amount amortized to date and provide the estimated remaining amortization period for each.  Provide a similar analysis for the Company’s prepaid licenses.

Additional Response:

Below is a summary of our capitalized software development costs as of March 31, 2004 and March 31, 2005 as well as the estimated amortization expense by fiscal year.  The useful life of our capitalized software development cost is based on anticipated net sales rather than by periods (months, quarters, years, etc.).  Also, as noted in our original response, the useful life of our products is less than one year from the product being available for general release to our customers.  The estimated amortization expense is based on anticipated product release dates and anticipated net sales of such products.

As we discussed with the Staff during our phone conversation prior to filing our initial response, we believe the following summary information will enhance your understanding of the relative age of our capitalized software development at each balance sheet date as well as the estimated remaining amortization periods.  If you need further information beyond the summary provided below, please contact us to request additional information.

****Rule 83 confidential treatment request made by THQ Inc.; request Number 1****

Summary of Capitalized Software Development Costs:

	As of March 31, 2004			As of March 31, 2005
	Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization		Net Book Value
(in thousands)
Titles released on or before March 31, 2004	$ ****	$ ****	$ ****	$ ****	$ ****		$ ****
Titles being capitalized as of March 31, 2004 released in Fiscal 2005	****	****	****	****	****		****
Titles with capitalization beginning in Fiscal 2005 and released on or before March 31, 2005	****	****	****	****	****		****
Subtotal for titles released on or before March 31, 2005	****	****	****	****	****		****
Titles being capitalized as of March 31, 2004 released or anticipated to be released after March 31, 2005	****	****	****	****	****	(1)
Titles with capitalization beginning in Fiscal 2005 and released or anticipated to be released after March 31, 2005	****	****	****	****	****		****
Subtotal for titles being released after March 31, 2005	****	****	****	****	****		****
Total	$ ****	$ ****	$ ****	$ ****	$ ****		$ ****

(1)         Amount represents impairment of title under development that was released after March 31, 2005.

Estimated Amortization Expense as of March 31, 2005:

(in thousands): Fiscal Years Ending March 31,
2006	$ ****
2007	****
2008	****
2009	****
2010	****
Thereafter	****
$ ****

**** THQ Inc. requests that the information contained in Request Number 1 be treated as confidential information and that the Staff provides timely notice to the contact person identified on Page 1 before it permits any disclosure of the marked information.

Below is a summary of our capitalized licenses as of March 31, 2004 and March 31, 2005 as well as the estimated amortization expense by fiscal year.  The useful life of our capitalized licenses is based on anticipated net sales rather than by periods (months, quarters, years, etc.).  The estimated amortization expense is based on anticipated product release dates and anticipated net sales of such products.  We enter into license arrangements with third parties for the rights to intellectual property. Under these agreements, we commit to provide specified payments to an intellectual property holder. Capitalized licenses and accrued royalties as of March 31, 2005 included $78.3 million of commitments to licensors because the licensors do not have any significant performance obligations to us.  This amount represents approximately 89% of our total capitalized licenses of $88.0 million as of March 31, 2005.

****Rule 83 confidential treatment request made by THQ Inc.; request Number 2****

Summary of Prepaid Licenses:

	As of March 31, 2004						As of March 31, 2005
	Original Cost		Accumulated Amortization		Net Book Value		Original Cost		Accumulated Amortization		Net Book Value
(in thousands)
Licenses with a prepaid balance as of March 31, 2004	$	****	$	****	$	****	$	****	$	****	$	****
Licenses acquired in Fiscal 2005	$	****	$	****	$	****	$	****	$	****	$	****
Total	$	****	$	****	$	****	$	****	$	****	$	****

Estimated Amortization Expense as of March 31, 2005:

(in thousands): Fiscal Years Ending March 31,
2006	$ ****
2007	****
2008	****
2009	****
2010	****
Thereafter	****
$ ****

**** THQ Inc. requests that the information contained in Request Number 2 be treated as confidential information and that the Staff provides timely notice to the contact person identified on Page 1 before it permits any disclosure of the marked information.

Prior Response:

Paragraph 8 of SFAS 86 states:

Capitalized software costs shall be amortized on a product-by-product basis.  The annual amortization shall be the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on.  Amortization shall start when the product is available for general release to customers.

Our effective rate for amortizing software development expenses is determined by taking the ratio of capitalized costs to total anticipated future revenue.  This amortization computation results in the same amount of amortization expense as taking “the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product” (See example below — not based on actual numbers of THQ).  We use the ratio of capitalized costs to revenue because it is the same computation used in our contracts with external developers to determine royalties and therefore allows for consistency in our process for amortizing our software development costs. We begin amortization when the product is available for general release to customers.

Example of computation (not based on actual numbers of THQ):

Capitalized Cost	$5,000
Current Revenue	$25,000
Total Anticipated Revenue	$30,000

Amortization using ratio of capitalized cost to total anticipated revenue

Capitalized Cost	$5,000
Divided by Total Anticipated Revenue	$30,000
Amortization Rate	17%

Current Revenue	$25,000
Multiplied by THQ Effective Rate	17%
Current Amortization	$4,167

Amortization using ratio of current revenue to total anticipated revenue

Current Revenue	$25,000
Total Current & Future Anticipated Revenue	$30,000
Ratio	83%
Capitalized Cost	$5,000
Current Amortization	$4,167

We do not evaluate the straight-line method for computing annual amortization because the life of our products is less than one year from the product being available for general release to our customers.

We evaluate the contractual royalty rate because this is the rate at which an independent software developer recoups the milestone payments made before earning additional royalties.  By taking the higher of the contractual rate or the effective rate, we properly match our software development amortization with our revenue.

Based upon the responses provided herein, we believe the Company has satisfied the Staff’s request.

Please direct any additional questions or comments to me at (818) 871-8555.  My fax number is (818) 871-8765.

Very truly yours,

/s/ Edward K. Zinser
Edward K. Zinser
Executive Vice President and Chief Financial Officer